

Mail Stop 3030

June 7, 2010

Via Facsimile and U.S. Mail

Scott A. Haire
Chief Executive Officer
Wound Management Technologies, Inc.
777 Main Street, Suite 3100
Fort Worth, Texas 76102

      Re: Wound Management Technologies, Inc.
             Form 10-K for the year ended December 31, 2009
                Filed April 15, 2010
             Form 10-Q for the quarter ended March 31, 2010
             File No. 0-11808

Dear Mr. Haire:

      We have reviewed your letter dated April 29, 2010 and have the following comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2009

Item 1. Business, page 1

1.   Please reconcile your response to prior comment 1 that there have been both positive and negative conclusions with respect to the evaluations of your CellerateRX products with your disclosure at the bottom of page 1, which refers only to "information and/or cases in which CellerateRX was used with positive results…."

2.   We note your disclosure of a web site address with respect to the results of clinical studies and presentations regarding your product, but it is unclear whether you intended to incorporate this website by reference to your disclosure. See Exchange Act Release See Release No. 34-42728, especially footnotes 41 and 42 and the accompanying text, available on our website at http://www.sec.gov/rules/interp/34-42728.htm.   Also, what authority permits you to incorporate this disclosure in response to Form 10-K Item 1?

Product, Patent, License and Royalty Agreement, page 1

3.   Please reconcile your disclosure in the second paragraph under this section that the term of your CellerateRX licenses extends through 2022, which represents the expiration of the underlying patent, with your response to comment 3 of our letter issued December 31, 2009.

Item 3. Legal Proceedings, page 9

4.   We reissue prior comment 8 from our letter issued December 31, 2009. We note that you continue to omit all disclosure required by Regulation S-K Item 103, including the date the proceedings were instituted, disclosure of the principal parties involved, and the relief sought. Please revise your disclosure in future filings accordingly.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

Critical Accounting Policies, page 11

5.   Please revise future filings to provide information on your critical accounting estimates. Refer to SEC Release 33-8350.

Notes to Summary Compensation Table, page 28

6.   Refer to prior comment 19 from our letter issued December 31, 2009. In future filings, please provide clear, concise and understandable disclosure as to how compensation for Ms. Bradshaw, or any other named executive officers for whom disclosure in the summary compensation table is required, was determined.

Item 13. Certain Relationships and Related Transactions…, page 29

7.   It is unclear how your revised disclosure is responsive to prior comment 20 from our letter issued December 31, 2009. Please advise, or revise your future filings accordingly.

Balance Sheet, page F-2

8.   Please revise future filings to present your bank overdraft as a liability on your balance sheet.

Note 4 – Related Party Notes Payable, page F-7

9.   We note your response to prior comment 3, but do not see where you have explained how you account for related party services under SAB Topic 1.B.1. Please address the following:

- Explain to us how you accounted for these services.
- Quantify the amount of related party administrative services you received for all periods presented.
- Revise future filings to disclose the material terms of all related party agreements in which you receive administrative services.

Note 6 – Asset and Business Acquisitions, page F-9

10.   We note from your response to prior comments 6 and 11 that in determining the fair value of the common stock you issued in the BioPharma transaction, you applied a 65% discount to your stock price at the time of the acquisition. Please address the following:

- Describe the nature of the restrictions associated with the common stock and quantify the discount attributed to the restrictions.
- Quantify the discount related to the liquidity of such a large block of your shares and explain your basis for the discount.
- Clearly explain to us how these discounts are supported by GAAP and cite any authoritative literature upon which you are relying.

11. Please refer to prior comment 8. We note that you hold a 50% interest in Pharma Technology and are accounting for your investment by consolidating 50% of the operation of joint venture. Given that you do not own a majority interest in Pharma Technology, please explain to us why you concluded it is appropriate to consolidate Pharma Technology in your financial statements. Refer to paragraphs 810-10-15-8 and 323-10-15-3 of the FASB Accounting Standards Codification.

12. We note from your response to prior comment 9 that you did not assign any value to the formula that you acquired in BioPharma transaction. Please explain to us what the fair value of the formula was at acquisition date, including a description of your valuation methodology and significant assumptions. Explain how you have complied with paragraphs 805-20-25-1 and 805-20-25-10 of the FASB Accounting Standards Codification. If you concluded that the formula did not have any value at the date of the acquisition, please revise your disclosure in future filings to provide a more balanced disclosure regarding the formula. For example, when discussing the formula, you should clearly disclose that you concluded the formula does not have any value due to the fact that the "formula" is only in the idea stage and no determination has been made as to whether the formula can be developed cost effectively into a product.

13. We note from your response to prior comment 10 that you did not recognize the fair value of customer relationships acquired in the BioPharma transaction since these were not previously recognized in the historical financial statements of BioPharma. However, we separately note that you did allocate value to the "marketing contacts" that were contributed to the joint venture by A&Z Pharmaceuticals. In light of your apparent conclusion in response to prior comment 8 that Pharma Tech should be consolidated into your financial statements and further given your prior response in which you indicated that these customer relationships represent a significant intangible asset to you, it remains unclear as to why you have not allocated any of purchase price to these assets. Please explain how your accounting complies with paragraphs 805-20-55-20 through 28 of the FASB Accounting Standards Codification. Please also explain to us why you determined it was appropriate to allocate value to the marketing contacts but you concluded it was not appropriate to allocate value to these customer relationships.

Form 10-Q for the quarter ended March 31, 2010

Note 8 – Stockholders' Equity, page 8

14. We note that you issued 1,715,850 shares in payment of debt resulting is a loss on settlement of $720,657. Please clarify for us what debt was settled. Please also explain to us how the settlement loss was calculated and if the transaction was with a related party.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner, Staff Attorney, at (202) 551-3463, or Mary Beth Breslin, Reviewing Attorney, at (202) 551-3625 if you have questions on any other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief